UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2003

FIAT S.p.A.

Via Nizza 250

Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by

furnishing the information contained in the form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

NEW APPOINTMENTS WITHIN THE FIAT GROUP

SIGNATURES

NEW APPOINTMENTS WITHIN THE FIAT GROUP

Luigi Gubitosi has been appointed Chief Financial Officer of Fiat SpA effective January 1, 2004 replacing Ferruccio Luppi who will assume the post of Chief Executive Officer of Business Solutions.

Mr. Gubitosi, 42, started his career in 1986 at the Fiat Group's International Finance department. From 1989 to 1994 he was Head of Fiat Finance USA in New York and later became International Treasurer of Fiat GeVa, the company that manages the Group's financial activities. He has been Head of Finances of Fiat SpA and Chief Executive Officer of Fiat GeVa since 2000.

Mr. Luppi, born in Turin 53 years ago, joined the Ifil Group in 1984 as Head of Equity Investment Control. In 1997 he was appointed Head of Industrial Investments Control Department of the Worms Group, and the following year, General Manager and member of the Board of Directors. He has been Chief Financial Officer of Fiat SpA since October 1, 2002. Effective January 1, 2004 he will become Chief Executive Officer of Business Solutions, a company that provides services to Fiat Group companies, with 8,000 employees and revenues of approximately 2 billion euros. Carlo Gatto, the current Chief Executive Officer of Business Solutions, will be appointed Vice Chairman of the Company.

These new appointments are part of the Group's strategy to strengthen its management team through the recruitment of new external skills, the enhancement of existing talent and the turnover of managers in key positions.

Turin, November 26, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2003

FIAT S.p.A.

BY: /s/ Enrico Zecchini

__________________

Enrico Zecchini

Power of Attorney